Computation of Ratios of Earnings to Fixed Charges and of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(THOUSANDS, EXCEPT RATIOS)	FOR THE THREE MONTHS ENDED	FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010	FOR THE TWELVE MONTHS ENDED
Earnings from continuing operations	$ 49,612	$ 234,768	$ 247,546
Equity income and dividends from investees	(2,494)	(39,212)	(21,078)
Income taxes	30,155	127,411	123,733
Earnings from continuing operations before income taxes	$ 77,273	$ 322,967	$ 350,201
Fixed charges:			
Interest, long-term debt	$ 19,305	$ 57,294	$ 74,428
Interest, other (including interest on short-term debt) [1]	5,352	16,600	17,723
Amortization of debt expense, premium, net	747	2,180	2,323
Portion of rentals representative of an interest factor	110	328	430
Interest of capitalized lease	481	1,469	1,976
Total fixed charges	$ 25,995	$ 77,871	$ 96,880
Earnings from continuing operations before income taxes	$ 77,273	$ 322,967	$ 350,201
Plus: total fixed charges from above	25,995	77,871	96,880
Plus: amortization of capitalized interest	162	418	621
Earnings from continuing operations before income taxes and fixed charges	$ 103,430	$ 401,256	$ 447,702
Ratio of earnings to fixed charges	3.98 ×	5.15 ×	4.62 ×
Total fixed charges from above	25,995	77,871	96,880
Preferred stock dividends	19	54	69
Total fixed charges and preferred stock dividends	26,014	77,925	96,949
Ratio of earnings to combined fixed charges and preferred stock dividends	3.98 ×	5.15 ×	4.62 ×

[1] Includes interest recognized for uncertain tax positions